UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

August 20, 2026

METHANEX PROVIDES UPDATE ON NATGASOLINE REFINANCING

VANCOUVER, BRITISH COLUMBIA (August 20, 2026) - Methanex Corporation (the “Company” or “Methanex”) (TSX: MX) (Nasdaq:MEOH) announced today that Natgasoline LLC, a joint venture with Consolidated Energy Limited in which Methanex holds a 50% equity interest, has priced the issuance of tax-exempt bonds by Mission Economic Development Corporation with a principal amount of $290,950,000 (the “2026 Bonds”), a mandatory tender date of August 1, 2036, and a final maturity date of August 1, 2046. The proceeds of the issuance will be loaned to Natgasoline LLC and used to repay the existing $290,950,000 Natgasoline municipal bonds issued in 2018, which mature in 2031 (the ”2018 Bonds”). The coupon rate on the 2026 Bonds was set at 4.75%. Closing of the bond offering is expected to occur on or about August 28, 2026, subject to customary closing conditions. The 2018 Bonds were subject to a semi-annual amortization through a sinking fund redemption initiated on October 1, 2025.

Dean Richardson, Senior Vice President, Finance and Chief Financial Officer, Methanex Corporation, stated, “We are pleased with this refinancing as it maintains a solid financial base for the Natgasoline joint venture, deferring mandatory amortization payments that were coming due. This will provide the entity with greater flexibility for the use of operating cash flows moving forward, including the potential to deleverage through the repayment of higher-cost borrowings in this entity.”

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word “expects”, “will” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statement regarding Methanex’s intended use of proceeds is a forward-looking statement.

Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in our 2025 Annual Management’s Discussion and Analysis and Second Quarter 2026 Management’s Discussion and Analysis and in our public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:
Robert B. Winslow, CFA
Vice President, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 20, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary